The Annual Meeting of the Stockholders of the Fund was held on June 6, 2002. The following is a summary of the proposal presented and the total number of shares voted:
Proposal:
1. To elect the following Directors:
                           Votes in  Votes
                           Favor of  Against

Ronald E. Robison           3,013,312 415,682
Joseph J. Kearns            3,404,112 24,882
Michael Nugent              3,401,612 27,382
Fergus Reid                 3,013,312 415,682